For period ending   April  30, 2002
	Exhibit 77C

File number 811-7540


Global High Income Dollar Fund Inc.


	At the annual meeting of
shareholders held on February 21, 2002
the Fund's shareholders elected board
members.  Pursuant to Instruction 2 of
Sub-Item 77C of Form N-SAR, it is not
necessary to provide in this exhibit
details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.